September 16, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:        Form RW (Request for Withdrawal)
Indiana Michigan Power Company
Post-Effective Amendments Nos. 24, 25, and 26 to Form U-1
File No. 70-6458
Filed June 27, 2000, August 25, 2000 and January 8, 2001

Ladies and Gentlemen:

Indiana Michigan Power Company (“I&M”), a public utility subsidiary of American Electric Power Company, Inc., a registered public utility holding company under the Public Utility Holding Company Act of 1935 (the “Act”), hereby withdraws its pending application in the above-referenced file.

If you have any questions in connection with this request for withdrawal, please contact Ann B. Graf, counsel to the registrant at (614) 716-1649.

Sincerely,

Indiana Michigan Power Company

By: /s/ Thomas G. Berkemeyer
Assistant Secretary